Filed Pursuant to Rule 433

Registration No. 333-146731

Filed: December 3, 2008

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s Floating Rate Guaranteed Notes due 2010 described under “Description of the Notes” in the Prospectus Supplement Dated November 26, 2008 to the Prospectus dated October 16, 2007.

Issuer:	JPMorgan Chase & Co.
Guarantor:	Federal Deposit Insurance Corporation
Security:	Floating Rate Guaranteed Notes due 2010
Guarantee:

The Notes are guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and are backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of maturity date of the debt or June 30, 2012.

Expected Issue Ratings: (Moody’s/S&P/Fitch)	Aaa/AAA/AAA
Currency:	USD
Size:	$350,000,000
Offering Type:	SEC Registered Senior
Maturity:	December 2, 2010
Interest Rate Index:	Three- Month LIBOR, as described below under “Interest”
Re-offer Spread to Index:	Three-Month LIBOR plus 50bps
Price to Public:	100.005% of face amount, plus accrued interest from December 2, 2008
Proceeds (Before Expenses) to Issuer:	$349,142,500 (99.755%)
Accrued Interest:	$79,242.33
Total Proceeds and Accrued Interest:	$349,221,742.33
Day Count Convention:	Actual/360
Interest Payment Dates:	March 2, June 2, September 2, and December 2, commencing March 2, 2009
Reset Frequency:	Quarterly
Payment Frequency:	Quarterly
Trade Date:	December 2, 2008
Settlement Date:	December 5, 2008 (T+3)
Denominations	$2,000 x $1,000
CUSIP:	481247AB0 / US481247AB02
Sole Bookrunner:	J.P. Morgan Securities Inc.
Co-Managers:	Blaylock Robert Van, LLC Cabrera Capital Markets, LLC

Reopening:    The notes are offered as part of a reopening of a series of previously issued notes, as provided in the Prospectus Supplement relating to this offering. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously issued, but will be offered at a different offering price. Once issued, the notes offered hereby will become part of the same series as the notes previously issued.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, relating to the Notes. Before you invest, you should read this term sheet, the registration statement, prospectus, prospectus supplement, and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information regarding the FDIC guarantee, JPMorgan Chase & Co., and this offering. You can get the documents that JPMorgan Chase & Co. has filed with the SEC relating to this offering without cost by visiting the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and supplemental prospectus if you request them by calling collect 1-212-834-4533.